

March 29, 2012

Via E-mail
Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

   Re: EverBank Financial Corp
     Amendment No. 7 to Registration Statement on Form S-1
     Filed March 20, 2012
     File No. 333-169824

Dear Mr. Hajda:

   We have reviewed your amended registration statement and response letter dated March 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

General

1. We note March 2012 news articles indicating that you have entered into a marketing agreement with Coldwell Banker Vanguard Realty, Inc. Please revise to disclose the material terms of this agreement if it is material to your business.

2. We note your disclosure regarding your entry into an agreement to acquire MetLife Bank's warehouse finance business in February 2012. Please revise to disclose the material terms of this agreement.

Prospectus Summary

3. We note that you deleted the discussion regarding the consent orders with the Office of Thrift Supervision from the Prospectus Summary. Please reinsert that information and confirm that you will revise any amendments to the registration statement to update this information, as necessary. Refer to prior comment 1 in our letter dated May 20, 2011.

Exhibits

4. Please file all missing exhibits with your next amendment or tell us when you plan to file them. They are subject to the staff's review and we will need time to conduct that review. In addition, please file as exhibits the agreement you entered into to acquire MetLife Bank's warehouse finance business, as described on page 7, and the marketing agreement between the Company and Coldwell Banker Vanguard Realty, Inc., as referenced in comment 1 above.

You may contact Sharon Blume at 202-551-3474 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief